

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2013

<u>Via E-mail</u>
Brian Storms, CEO
Liquid Holdings Group, LLC
800 Third Avenue, 39th Floor
New York, NY 10022

> **Re: Liquid Holdings Group, LLC**
> **Registration Statement on Form S-1**
> **Filed April 11, 2013**
> **File No. 333-187859**

Dear Mr. Storms:

We have reviewed your registration statement and have the following comments. References to prior comments are to those in our letter dated January 8, 2013.

<u>Our Company</u>

<u>Our Formation Transactions</u>

<u>Liquid Partners, LLC, page 5</u>

1. We note your statement that you acquired Liquid Partners in May and July of 2012 in transactions that involved Edward Feigeles and Douglas J. Von Allmen. Please describe this "involvement" and the purchase agreement entered into in December 2011 which appears to have also included Messrs. Feigeles and Von Allmen. Refer to the first bullet point paragraph on page 53.

<u>Organizational Chart, page 8</u>

2. Please provide us with an organizational chart depicting your structure upon your formation (e.g., as of April 24, 2012).

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Policies</u>

<u>Share Based Compensation, page 69</u>

3. Please identify any third-party specialists who have provided valuations for consideration in determining the fair value of your common stock. Identify for which transactions the

valuation reports were utilized. Describe the approach or basis underlying these valuations. Indicate whether these valuations corroborated the fair value as determined by your arm's length transactions. In addition, tell us what consideration you gave to providing disclosure as indicated in Question 141.02 of the Compliance and Disclosure Interpretations: Securities Action Sections as issued by the Division of Corporation Finance.

4.	Explain why the fair value per shares on April 25, 2012 on page 70 and 71 are different ($67,604 vs. $112,779).

5.	Please identify the parties and circumstances surrounding all of the "arm's length transactions" that occurred at "various points in time" that are referred to on page 69. Describe your basis for concluding that such transactions were at "arm's length." We refer you to ASC 820-10-35-54.

6.	Please identify the "entity controlled by Mr. Von Allmen" as part of your discussion surrounding your April 24, 2012 valuation. Please summarize any interest Mr. Von Allmen had with the Liquid Holding Group, Liquid Predecessors, and significant shareholders. Explain why the purchase price of his investment significantly exceeded your estimate of fair value. Additionally, explain why the fair value decreased from April 25, 2012 to October 1, 2012.

7.	Please provide an analysis supporting your share valuations using the market approach for the acquisitions of GMA and LTI. Refer to the first two paragraphs on page 10 of your response.

Industry, page 79

8.	With respect to data attributed to third party sources, such as Hedge Fund Research, Inc. and the Future's Industry Association, please provide us with copies of the reports or other written documents relied upon, marked to highlight the relevant sections you reference. Also, tell us if you or offering participants commissioned any of the third party reports you reference or whether any of the reports were prepared for this offering.

Principal and Selling Stockholders, page 115

9.	We note the disclosure in this section that the number of shares of common stock to be outstanding after this offering gives effect to additional issuances of common stock being offered to certain stockholders pursuant to certain contractual obligations to occur on connection with the consummation of this offering. In your response letter, please provide a reasonable detailed analysis showing that the issuance transactions with respect to the shares to be offered for resale were complete at the time the registration statement was filed. Refer to Question 139.11 of our Security Act Sections Compliance and Disclosure Interpretations.

Certain Relationships and Related Party Transactions

Other Transactions, page 120

10.   Please revise the discussion of your transactions with QuantX to disclose the dollar value of the transactions. Refer to Item 404(a)(3) of Regulation S-K. Also, discuss in this section your consulting arrangement with Liquid Trading Management, as discussed in Note 2 to the 2012 Summary Compensation Table on page 107, and file any related agreements as exhibits. Refer to Items 404(a) and 601(b)(10)(ii)(A) of Regulation S-K.

Shares Eligible For Future Sale

Lock-Up Agreements, page 128

11.   You state that "substantially all" of your stockholders have entered into lock-up agreements. Please provide quantitative context for use of the term "substantially all." For example, consider disclosing the minimum number of shares subject to the lockup as of the most recent practicable date.

Financial Statements

Liquid Holdings Group, LLC and Subsidiaries

Notes to Combined Financial Statements

Note 1. Organization and Basis of Presentation

Organization, page F-11

12.   We note your response to prior comment 47. Please tell us what consideration was given to the possibility of the existence of a control group underlying your formation transactions and acquisitions. In this regard, in addition to control by Mr. Ferdinand, please provide an analysis of how you assessed control amongst the GMA, Liquid Partners ("Centurion") and LTI entities. Specifically address each entity and the interests of Messrs. Ferdinand, Keller, Feigels, Von Allmen and Schaeffer. Consider both controlling interests and effective control of each entity. Identify the accounting literature that supports your accounting.

13.   In your response to prior comment 48 you refer to GMA's supermajority voting requirement for major decisions. We note from page A-6 of your response that together, Mr. Ferdinand and Mr. Keller controlled a majority interest in GMA prior to its acquisition. We also note that GMA was formed in April of 2002. Please tell us when Messrs. Ferdinand and Keller acquired their interests in GMA and provide further details of the supermajority voting requirements, including which members held them.

14.   Revise this section to clearly identify the entities that were part of the predecessor group. Revise the order of your discussion in order to present the predecessor entities at the beginning of the section. Following the predecessor entity presentation, each acquired entity should then be discussed in the order of its acquisition. Include disclosure of the date of the acquisitions and whether any of your officers, directors or significant shareholders held any ownership interest at any time prior to or at the acquisition date.

15.   Please revise the paragraph related to GMA to state that all of that entity's pre-acquisition revenue arose from related party transactions.

Note 3. Fair Value Measurements, page F-17

16.   Please indicate why the trading platform acquired from GMA has a fair value of approximately $16.3 million yet GMA's financial statements do not disclose a significant amount of software development costs. Describe how GMA acquired this platform and how long the platform has been available or in use. In addition, describe how you assessed whether this intangible asset is impaired as of the year ended December 31, 2012. Tell us how much revenue has been earned from this asset and indicate how this amount compares to your projection. Since this asset has an estimated useful life of three years, describe the basis for supporting the recoverability of this asset over the remaining useful life. Compare your projections to your actual revenue to date. Further, revise your critical accounting policy disclosure to discuss and analyze your assumptions on this matter.

Note 5. Founders' Contributions, Business Combinations and Asset Acquisitions, page F-23

17.   Revise to clearly identify those entities that are deemed a part of the predecessor group.

18.   Revise your goodwill disclosure to explain in greater detail the reasons for recognizing goodwill for GMA, Centurion, and LTI. We refer you to ASC 805-30-50-1(a). In this regard, you should expand your disclosure to clearly describe the factors that make up goodwill. For example, explain why having Centurion's trader base test the Company's trading platform represents goodwill. Describe the number of traders and their professional experience and clearly indicate why the ability to test adds a significant amount of value to the company. Further, tell us whether the trading platform was ready for use and indicate why traders need to test this system.

Note 10. Employee Agreements and Share-based Compensation, page F-38

19.   Describe how you are accounting for the "dilutive" provision that precludes the dilution of the 4% grant to Mr. Ferdinand. Cite the accounting literature that supports your conclusion.

Liquid Predecessor Companies

Note 3. Business Combinations

Centurion, page F-65

20.   We note that the value of the goodwill recorded in connection with the Centurion
        acquisition arose from "the value created by having Centurion's base of traders" to test
        and use your trading platform. With regard to this statement please tell us the following:

- Please quantify and describe this "base of traders" and identify the registered
  broker-dealers with which they are associated.   In this regard, tell us whether
  these traders were associated with ECHOtrade or Liquid International, LLP
  International.

- We note that on December 13, 2011, Mr. Von Allmen converted a promissory
  note into capital. Please tell us the percentage ownership that Mr. Von
  Allmen received as a result of this conversion. Further, we note that Mr. Von
  Allmen was not among Centurion's owners on December 30, 2011 when
  Guernsey acquired Centurion. Please tell us when, and in what manner, Mr.
  Von Allmen disposed of this interest. Refer to page A-4 of your response.

Liquid Prime Holdings LLC

Report of Independent Registered Public Accounting Firm, page F-73

21.   Please file an audit report that includes the information required by paragraph 9 of AU
        Section 508. In this regard, the report lacks the identification of the addressee.

Centurion Capital Group, LLC

Note 2. Receivables from Brokers and Dealers, page F-120

22.   We note that receivables from two broker-dealers represent 99.9% of Centurion's total
        assets as of December 31, 2010. We note that Messrs. Ferdinand and Keller "partially
        owned" both broker-dealers, ECHOtrade and Liquid Trading International LLP. Please
        tell us whether these two entities were Centurion's only customers.

Green Mountain Analytics, LLC

Statements of Operations, page F-125

23.   Please amend to identify revenues and expenses related to related parties. In this regard,
        refer to your statement on page F-131 that all revenues for the years presented were
        attributable to related parties.

Note 2. Concentration of Credit Risk, page F-131

24.   We note that the related parties ECHOtrade, LLC, Tower Research LLC and Liquid Trading International are all owned by members of GMA.   Please identify the owners, and their percentage holdings, in each of these entities.

Related Party Transactions, page F-132

25.   Please identify each of the "Other GMA Members" who held an aggregate of 31.8% ownership interest in GMA, as set forth on page A-6 of your response. Identify the percentage ownership of each.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Brian Storms
Liquid Holdings Group, LLC
May 3, 2013
Page 7

       You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Stephen G. Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or me at (202) 551-3462 with any other questions.

       Sincerely,

       /s/ Mark P. Shuman

       Mark P. Shuman
       Branch Chief - Legal

cc: Via E-mail
       Glenn R. Pollner, Esq.
       Gibson, Dunn & Crutcher LLP